Exhibit 12

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Year Ended December 31,
	2010	2011	2012	2013	2014
Earnings:
Income from continuing operations before income taxes	$95.9	$107.9	$100.2	$87.8	$83.1
Add Fixed Charges:
Interest Expense	22.8	25.8	24.6	21.5	19.9
Portion of rent representative of an interest factor (a)	3.2	3.7	4.4	4.5	4.4
Adjusted income before income taxes	$121.9	$137.4	$129.2	$113.8	$107.4

Fixed Charges
Interest Expense	$22.8	$25.8	$24.6	$21.5	$19.9
Portion of rent expense representative of an interest factor (a)	3.2	3.7	4.4	4.5	4.4
Total Fixed Charges	$26.0	$29.5	$29.0	$26.0	$24.3

Ratio of earnings to fixed charges	4.7	4.7	4.5	4.4	4.4

(a) One-third of net rent expense is the portion deemed representative of the interest factor